Exhibit A

ADVISORS PREFERRED TRUST

INVESTOR CLASS SHARES DISTRIBUTION PLAN

The Investor Class Shares Distribution Plan has been adopted with respect to the following Funds:

Fund	12b-1 Fee	Date Adopted
The Gold Bullion Strategy Fund	0.25%	4-9-13
Quantified Managed Income Fund	0.25%	8-1-13
Quantified All-Cap Equity Fund	0.25%	8-1-13
Quantified Market Leaders Fund	0.25%	8-1-13
Quantified Alternative Investment Fund	0.25%	8-1-13
Spectrum Preferred Advisors Fund	0.25%*	2-17-15
QES Dynamic Fund**	0.25%	5-15-15
Quantified STF Fund	0.25%	8-18-15
*	Limited to 0.15% during first year.
**	Formerly, the QES Credit Long/Short Strategy Fund and QES H-Y Strategy Fund. Class A re-designated as Investor Class effective on or about June 30, 2015.